Purchase of AT&T Wireless Group Tracking
   Stock through Merrill Lynch, Pierce, Fenner
  & Smith.
  Terms:
  Trade date:  4/26/00
  Shares:  17,000
  Price:  $29.50
  Transaction amount:  $501,500
  Syndicate members:
  Goldman, Sachs & Co.
  Merrill Lynch & Co.
  Salomon Smith Barney
  Credit Suisse First Boston
  Lehman Brothers
  Morgan Stanley Dean Witter
  Banc of America Securities LLC
  M. R. Beal & Co.
  Bear, Stearns & Co. Inc
  Chase H&Q
  Deutsche Bank Alex, Brown
  Donaldson, Lufkin & Jenrette
  J.P. Morgan & Co.
  PaineWebber Incorporated
  Prudential Volpe Technology a unit
   of Prudential Securities
  Sanford C. Bernstein & Co., Inc
  Thomas Weisel Partners LLC
  It was determined that the affiliated broker, Prudential Volpe Technology, did not receive any benefit either directly or indirectly for this transaction. Prudential Volpe Technology is a junior co-manager of this initial public offering and does not have any authority to act on behalf of the syndicate.